Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132809-12

Supplement to Prospectus Supplement dated June 27, 2006
(to Prospectus Dated March 31, 2006)

$440,314,850
(Approximate at Time of Issuance)

Mortgage Pass-Through Certificates, Series 2006-6F

GSR Mortgage Loan Trust 2006-6F
Issuing Entity

GS Mortgage Securities Corp.
Depositor

Goldman Sachs Mortgage Company
Sponsor

Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator

U.S. Bank National Association
Trustee

Countrywide Home Loans Servicing LP
IndyMac Bank, F.S.B.
Wachovia Mortgage Corporation
Washington Mutual Bank
Servicers

This is a supplement (the “Supplement”) to the prospectus supplement dated June 27, 2006 (the “Prospectus Supplement”) to the prospectus dated March 31, 2006 relating to the GSR Mortgage Loan Trust 2006-6F Mortgage Pass-Through Certificates, Series 2006-6F.  This Supplement supersedes in its entirety the supplement dated December 11, 2007 to the Prospectus Supplement.

Capitalized terms used, but not defined, in this Supplement shall have the meanings given to them in the Prospectus Supplement.

•	The table appearing on the cover of the Prospectus Supplement is revised as follows:

Class	Approximate Initial Class Principal Balance or Notional Amount(1)	Annual Certificate Interest Rate	Type(2)	Interest Type(3)	Fitch Rating(4)	Moody’s Rating(4)	Rated Final Distribution Date(5)
B-1	$5,755,000	Variable(8)	SUB	Variable	AA(10)(11)	NR(9)	July 2036
B-2	$2,656,000	Variable(8)	SUB	Variable	A(10)(11)	NR(9)	July 2036
B-3	$1,549,000	Variable(8)	SUB	Variable	BBB(10)	NR(9)	July 2036
__________________

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The ratings on the Class B-1 Certificates, Class B-2 Certificates, Class B-3 Certificates, Class B-4 Certificates and Class B-5 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

(continued on following pages)

ONLY THE CLASS 2A-3 CERTIFICATES ARE OFFERED UNDER THIS SUPPLEMENT

Goldman, Sachs & Co.
The date of this supplement is August 22, 2008

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The ratings on the Class B-1 Certificates and Class B-2 Certificates are on review by Fitch for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

•	The following Risk Factors are added to the Prospectus Supplement:

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation.  A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans.  This has resulted in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans.  The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators.  In some cases, it has caused certain loan originators to cease operations.

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For recent developments regarding Countrywide Home Loans, Inc., one of the originators, and its affiliates, see “Recent Developments in Respect of Countrywide” below. For recent developments regarding IndyMac Bank F.S.B., one of the originators and its parent company, see “Recent Developments in Respect of IndyMac” below. For recent developments regarding Washington Mutual, Inc., an affiliate of one of the originators, Washington Mutual Bank, see “Recent Developments in Respect of Washington Mutual, Inc.” below.

Any such deterioration could adversely affect the ability of a loan originator to repurchase mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans. The inability of a originator to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses. As a result, shortfalls in the distributions due on the offered certificates could occur. Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, many originators that underwrite prime or Alt-A mortgage loans also underwrite subprime mortgage loans and consequently have exposure to the subprime mortgage market.  In addition, default rates on prime mortgage loans and Alt-A and other nonprime mortgage loans have recently increased above historical levels.

In response to the deterioration in the performance of subprime, Alt-A, other nonprime mortgage loans and prime mortgage loans, the rating agencies have taken action with respect to a number of subprime, Alt-A and prime mortgage securitizations. There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A, other nonprime securitizations and prime securitizations in response to either the deteriorating delinquency, default and loss rates on mortgage loans or the perception that such deterioration may occur in the

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future.

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws.  Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on the mortgage loans.  See “Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in this Supplement.

Additionally, proposed federal legislation would, if enacted, permit borrowers in bankruptcy to restructure mortgage loans secured by their primary residences.  Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance of a mortgage loan that is secured by a lien on the mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s mortgage loan.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

The Ratings on Certain Classes of the Certificates Have Been Downgraded
Fitch Ratings (“Fitch”) has downgraded the rating on certain Classes of the Certificates as follows: (i) the Class B1 Certificates have been downgraded from “AA” to “A”; (ii) the Class B2 Certificates have been downgraded from “A” to “BBB”; (iii) the Class B3 Certificates have been downgraded from “BBB” to “CCC”; (iv) the Class B4 Certificates have been downgraded from “BB” to “CC” (v) and the Class B5 Certificates have been downgraded from “B” to “C”.  In addition, Fitch has placed the Class B1 Certificates and the Class B2 Certificates on review for possible future downgrade.   There can be no assurance that these classes will not be downgraded further or that other classes will not be downgraded in the future.

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The Class B-3 Certificates, Class B-4 Certificates and Class B-5 Certificates are not offered by the prospectus supplement.

•
The Risk Factor entitled “Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses if Those Jurisdictions Experience Economic Downturns” on page S-22 of the Prospectus Supplement is amended by adding the following at the end thereof:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any of those states take actions against any originator or servicer that impairs the issuing entity’s ability to realize on those mortgage loans.  See “Risk Factors—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in this Prospectus Supplement.

•
The Risk Factor entitled “Violation of Various Federal State and Local Laws May Result in Losses on the Mortgage Loans” on pages 9-10 of the Prospectus is deleted in its entirety and replaced with the following Risk Factor in this Prospectus Supplement:

Violation of Various Federal State and Local Laws May Result in Losses on the Mortgage Loans
There has been continuous focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies, primarily in the subprime, Alt-A and other nonprime sectors, sometimes referred to as “predatory lending” practices.  Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices, and require licensing of originators.  In addition, other state and local laws, public policy and general principles of equity relating to the protection of

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consumers, unfair and deceptive practices and debt collection practices may apply to the origination, ownership, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

• the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•           the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

• the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws may limit the ability of the applicable servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the related trust to damages and administrative enforcement (including disgorgement of prior interest and fees paid).  In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the trust (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the trust or subsequent holders of the mortgage loans.

The applicable responsible party or Goldman Sachs Mortgage Company, as applicable, has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations.  In addition, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will also represent that none of the mortgage loans (i) are “high cost loans,” (ii) are covered by the Home Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as “high cost,” “predatory” or “covered”

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loans under, any other applicable state, federal or local law.  In the event of a breach of any of such representations, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in the Prospectus.

It is possible in the future that governmental authorities or attorneys general may take actions against any responsible party that could prohibit the servicers from pursuing foreclosure actions, provide new defenses to foreclosures, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•
The Risk Factor entitled “The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates” on page S-30 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates
It is possible that servicing of mortgage loans may be transferred in the future to servicers other than the initial primary servicers in accordance with the provisions of the master servicing and trust agreement and the related sale and servicing agreements because, with respect to mortgage loans acquired through the Sponsor's mortgage conduit program, the party that owns the related servicing rights (which is currently Goldman Sachs Mortgage Company) elects to effect such a transfer.  Additionally, with respect to all of the mortgage loans, servicing may be transferred to servicers other than the initial primary servicers as a result of a servicer’s termination due to an inability to adequately service associated with such servicer’s recent financial difficulties or due to the occurrence of unremedied events of default in a servicer’s performance under the related sale and servicing agreement.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate

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borrower notification, system incompatibilities and other reasons.  As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer.  There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance on your certificates.  In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the your certificates.

Even if a transfer of servicing does not actually occur, potential transition issues associated with or possible disruptions in operations resulting or arising from consolidations or business combinations affecting a servicer may result in similar issues associated with a servicing transfer or otherwise adversely affect servicing generally.  It is difficult to predict the outcome of any consolidation or business combination in the servicing of mortgage loans and its impact on your certificates.

For recent developments regarding Countrywide Home Loans Servicing LP, one of the servicers, and its affiliates, see “Recent Developments in Respect of Countrywide” below.  For recent developments regarding IndyMac Bank F.S.B., one of the servicers, and its parent company, see “Recent Developments in Respect of IndyMac” below.  For recent developments regarding Washington Mutual, Inc., an affiliate of one of the servicers, Washington Mutual Bank, see “Recent Developments in Respect of Washington Mutual, Inc.” below.

•	The following Risk Factors are added to the Prospectus Supplement:

Goldman Sachs Mortgage Company and its Affiliates May Have Conflicts of Interest
Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A, other nonprime and prime loan originators.  Due to these developments affecting these loan originators,

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certain conflicts of interest may exist or may arise as a result of transactions or relationships that Goldman Sachs Mortgage Company and its affiliates may have or may enter into in the future with one or more of the originators and servicers.  In taking any actions or engaging in other transactions with those originators, Goldman Sachs Mortgage Company and its affiliates are not required to take into account the effect of such actions or transactions on the issuer or the certificateholders.  Among other things, Goldman Sachs Mortgage Company and its affiliates may purchase, as principal, mortgage loans originated or sold by such originators that are not included in the issuer, and may seek to enforce against such originators any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other mortgage loans.  Goldman Sachs Mortgage Company or its affiliates may provide secured or unsecured financing to one or more originators, and may seek to enforce remedies against such originators if an event of default occurs in respect of that financing.  Goldman Sachs Mortgage Company and its affiliates will not have any obligation to account to the issuer for any amounts they collect in respect of any loans, financing or other transactions they may have with any originator, and Goldman Sachs Mortgage Company and its affiliates will have no obligation to pursue any claims against such originators on behalf of the issuer or with respect to mortgage loans included in the trust fund.

The Originators May Not Be Able to Repurchase Defective Mortgage Loans
Each of the originators has made various representations and warranties related to the mortgage loans sold by it.  Those representations are summarized in “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans” in this prospectus supplement.

If any of the originators fails to cure a material breach of its representations and warranties with respect to any related mortgage loan in a timely manner, then such originator would be required to repurchase the defective mortgage loan.  The inability of a originator to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered

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certificates could occur.  For recent developments regarding Countrywide Home Loans, Inc., one of the originators, and its affiliates, see “Recent Developments in Respect of Countrywide” below.  For recent developments regarding IndyMac Bank F.S.B., one of the originators and its parent company, see “Recent Developments in Respect of IndyMac” below.  For recent developments regarding Washington Mutual, Inc., an affiliate of one of the originators, Washington Mutual Bank, see “Recent Developments in Respect of Washington Mutual, Inc.” below.

Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, as previously supplemented, the following sections are added following “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans”:

Recent Developments in Respect of Countrywide

Pursuant to a Form 8-K filed on August 16, 2007 as amended by a Form 8-K/A filed on August 17, 2007 (together, the “August 16th Announcement”), Countrywide Financial Corporation (“Countrywide”), the parent of Countrywide Home Loans Servicing LP, one of the servicers, and Countrywide Home Loans, Inc. (“CHL”), one of the originators, announced that it supplemented its funding liquidity position by drawing on an $11.5 billion credit facility.  According to the August 16th Announcement, Countrywide has accelerated its plans to migrate its mortgage production operations into Countrywide Bank, FSB.

Pursuant to a Form 8-K filed on August 23, 2007 (the “August 23rd Announcement”), Countrywide announced that it received a $2 billion strategic equity investment from Bank of America Corporation (“Bank of America”), a parent of Bank of America, National Association, which was completed and funded on August 22, 2007.  Countrywide stated that Bank of America, N.A. invested $2 billion in the form of a non-voting convertible preferred security yielding 7.25% annually.  According to the August 23rd Announcement, the security can be converted into common stock at $18 per share, with resulting shares subject to restrictions on trading for 18 months after conversion.  Countrywide provided additional detailed information regarding Bank of America’s equity investment pursuant to a Form 8-K filed on August 28, 2007.

In a statement made on September 27, 2007 (the “September 27th Statement”) Moody's Investors Service (“Moody’s”) announced that it had placed on review for possible downgrade the “SQ1” rating of CHL as a primary servicer of prime loans.  In addition, Moody's has downgraded CHL's servicer quality ratings as a primary servicer of subprime, government insured, and second lien residential mortgage loans and as a special servicer to “SQ1-” from “SQ1”.  Moody's has also placed these ratings on review for possible further downgrade.  In the September 27th Statement, Moody's also assigned the above ratings to Countrywide Home Loan Servicing, LP.

On November 9, 2007, Countrywide filed its Quarterly Report on Form 10-Q for the nine-month period ending September 30, 2007 (the “Quarterly Report”).  In the Quarterly Report, Countrywide disclosed, among other things, the following:

•	As of September 30, 2007, it was fully drawn on all of its revolving credit facilities.

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•
Disruption in the capital markets during the third quarter of 2007 caused a severe lack of liquidity for non-agency loans held for sale and mortgage-backed securities, which resulted in losses on the sale or write-downs of such loans and securities that aggregated to approximately $1.0 billion in the third quarter of 2007.

•
Marketplace concerns about the credit performance of securitized mortgage loans and the worsening credit performance of Countrywide’s mortgage loans influenced its results for the nine-month period ending September 30, 2007.  Countrywide recorded a net loss of $1.2 billion for the quarter ended September 30, 2007 and a net loss of $281.6 million for the nine-months ended September 30, 2007.

Pursuant to a Form 8-K filed on January 11, 2008 (the “January 11th Announcement”) Bank of America Corporation and Countrywide announced that it had entered into a definitive agreement providing for the purchase of Countrywide and its subsidiaries (which include the Servicer, Countrywide Home Loans Servicing LP) by Bank of America Corporation.  The merger is subject to customary closing conditions, including regulatory and Countrywide stockholder approvals.  No assurance can be given that the necessary approvals will be obtained, that the conditions to closing will be satisfied or that the transaction will close.

In a statement made on February 4, 2008, Standard and Poor's Ratings Services (“S&P”) announced that it had placed its “Strong” residential loan, subprime, subordinate-lien, and special servicer rankings assigned to CHL on “CreditWatch with negative implications”. S&P stated that the “CreditWatch” placements reflect increased scrutiny of the company's servicing practices by various Federal and state enforcement agencies including the office of the U.S. Trustee and the office of the Florida Attorney General.

Pursuant to an annual report on Form 10-K (the “Annual Report”) filed by Countrywide on February 29, 2008, Countrywide stated that various lawsuits alleging claims for derivative relief on behalf of Countrywide and securities, retirement plan, and other class action suits have recently been brought against it and certain current and former officers, directors and retirement plan administrators in either federal district court in Los Angeles, California, or state superior court in Los Angeles, or state court in Delaware.  In the Annual Report, Countrywide stated that among other things, these lawsuits allege breach of state law fiduciary duties and violation of the federal securities laws and the Employee Retirement Income Security Act of 1974 (“ERISA”).  Countrywide stated that these cases allege, among other things, that Countrywide did not disclose complete and accurate information about mortgage lending practices and financial condition.  Countrywide stated that shareholder derivative cases brought in federal court are brought on Countrywide's behalf and do not seek recovery of damages from Countrywide.

In the Annual Report Countrywide stated that two consolidated cases alleging claims for derivative relief on behalf of Countrywide are also pending in federal district court in Delaware, and allege, among other things, that certain of Countrywide's proxy filings contain incorrect statements relating to the compensation of the Chief Executive Officer.

In the Annual Report Countrywide stated that various class action lawsuits relating to the proposed merger with Bank of America have been filed in the state courts of California and Delaware on behalf of a proposed class of shareholders against Countrywide, Countrywide's directors and Bank of America.  Countrywide stated that the class action lawsuits filed in state court in California have been removed to federal court in Los Angeles and that these lawsuits allege that Countrywide's directors breached their fiduciary duties to Countrywide's shareholders by entering into the merger agreement with Bank of America and that Bank of

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America allegedly aided and abetted those alleged breaches.  Countrywide stated that, similarly, the plaintiffs in the shareholder derivative lawsuits brought in California state and federal court recently have amended their complaints to add similar class action allegations relating to the proposed merger with Bank of America.

In the Annual Report Countrywide stated that it is difficult to predict the resulting outcome of these proceedings, particularly where investigations and proceedings are in early stages.  Countrywide stated that given the inherent difficulty in predicting the outcome of legal proceedings, Countrywide cannot estimate losses or ranges of losses for legal proceedings where there is only a reasonable possibility that a loss may be incurred, such as those discussed in the two immediately preceding paragraphs.  Countrywide stated that it provides for potential losses that may arise out of legal proceedings to the extent such losses are deemed probable and can be estimated.  Countrywide stated that although the ultimate outcome of the legal proceedings discussed above cannot be ascertained at this time, Countrywide believes that any resulting liability will not materially affect the consolidated financial position; such resolution, however, could be material to operating results for a particular future period depending upon the outcome of the proceedings and the operating results for a particular period.  Countrywide stated that its assessment is based, in part, on the existence of insurance coverage.

In an Amendment No. 1 on Form S-4/A to Form S-4 of Bank of America filed on March 27, 2008 (the “March 27 Announcement”), Bank of America disclosed in a draft letter to Countrywide’s shareholders (the “Preliminary Proxy Statement”) that on January 11, 2008 Countrywide and Bank of America Corporation announced a business combination in which Countrywide would merge with a subsidiary of Bank of America. The Preliminary Proxy Statement further provides that if the merger is completed, each Countrywide’s shareholder will have a right to receive 0.1822 of a share of Bank of America common stock for each share of Countrywide’s common stock it holds immediately prior to the merger.  The value of the merger consideration will fluctuate with the market price of Bank of America common stock.  The Preliminary Proxy Statement provides that the merger cannot be completed unless Countrywide’s common stockholders approve the merger agreement and that Countrywide’s board of directors unanimously recommends that Countrywide’s stockholders vote for approval and adoption of the merger agreement.  In addition, it is provided in the Preliminary Proxy Statement, among other things:

•
that Bank of America, Countrywide and Countrywide’s directors and officers are named parties to a number of pending legal actions relating to the merger in California and Delaware state and federal courts;

•	that the shares of Bank of America common stock to be received by Countrywide stockholders as a result of the merger will have different rights from the shares of Countrywide common stock;

•	that the board of directors of Bank of America met and approved the proposed transaction;

•
that regulatory approvals are required to complete the transactions contemplated by the merger agreement, including approvals from the Federal Reserve Board, state mortgage banking and insurance authorities, and various other federal, state and foreign regulatory authorities; and

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•
that the respective obligations of Bank of America and Countrywide under the merger agreement are subject to the fulfillment or waiver of certain other conditions set forth in the Preliminary Proxy Statement.

In a statement made on May 5, 2008 (the “May 5th Statement”) Fitch announced it has placed all ratings of Countrywide on Rating Watch Evolving, removing them from Rating Watch Positive. The May 5th Statement provides that the Rating Watch Evolving reflects further disclosure surrounding Bank of America's treatment of Countrywide debt following the acquisition. The statement indicates that while Fitch continues to believe that bank of America’s acquisition of Countrywide will likely close, the rating action considers uncertainty over the transaction's final structure.

The May 5th Statement indicates that as disclosed in Bank of America’s amended S-4 filed on May 1, 2008, Bank of America left open the possibility that any remaining Countrywide debt could remain obligations of Countrywide and not of Bank of America. Further, the statement indicates that Bank of America made no assurances that such debt would be redeemed, assumed or guaranteed. The May 5th Statement provides that any structure that does not result in Bank of America’s full support of Countrywide could result in some or all Countrywide ratings being notched below those of Bank of America, with the potential for significant notching, including Countrywide debt being downgraded below its current level. Conversely, the statement provides, depending upon the ultimate structure, some or all of Countrywide's ratings could be equalized with Bank of America ratings. The May 5th Statement indicates that Bank of America is currently rated AA/F1+, Rating Watch Negative by Fitch.

The May 5th Statement further indicates that Countrywide's ratings had been on Rating Watch Positive pending the acquisition of Countrywide by Bank of America, announced in January 2008. The statement also provides that since January 2008, Bank of America has repeatedly indicated its expectation that the transaction will be completed and Fitch continues to believe that the probability that the transaction is completed remains extremely high. However, the May 5th Statement indicates, Bank of America has been unusually silent regarding the ultimate structure of the transaction.

The May 5th Statement indicates that Countrywide's results have deteriorated further as the residential mortgage sector continues to weaken. The May 5th Statement provides that given Countrywide's operating difficulties and the stressed environment, Countrywide's ratings would likely be downgraded absent the capital and liquidity support already provided by Bank of America, and more likely still if the merger is not consummated.

Pursuant to a Form 8-K filed on June 25, 2008 (the “June 25th Announcement”), Countrywide announced that its stockholders approved the merger of Countrywide with a wholly-owned subsidiary of Bank of America in a stock transaction.  The merger is expected to close on July 1, 2008, pending the satisfaction of customary closing conditions.

Pursuant to a Form 25-NSE filed on July 1, 2008, Countrywide delisted its common stock from the New York Stock Exchange effective July 1, 2008.

Pursuant to a Form 8-K filed on July 8, 2008 (the “July 8th Announcement”), Countrywide announced that on July 1, 2008, Countrywide completed its merger with Red Oak Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Bank of America.  Upon consummation of the merger, Red Oak Merger Corporation was renamed “Countrywide Financial Corporation”.  Additionally, the July 8th Announcement states that several Countrywide agreements were amended and that Red Oak Merger Corporation assumed the

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obligations of Countrywide under such amended agreements. The July 8th Announcement also announced that Red Oak Merger Corporation terminated various credit facilities of Countrywide and repaid all outstanding borrowings plus accrued interest and fees under such terminated credit facilities.

On July 1, 2008, Moody's upgraded the ratings of Countrywide, CHL and Countrywide Bank FSB (“Countrywide Bank”). According to Moody’s, the rating action follows the acquisition of Countrywide by Bank of America and concludes Moody’s review for upgrade that began on January 11, 2008.  Moody's upgraded the senior debt of Countrywide and CHL to “Aa2.”  Moody's indicated, however, that if a future organizational structure results in uncertainty about support for Countrywide's non-bank creditors, a negative rating action could result.

On July 1, 2008, S&P raised its ratings on Countrywide and its subsidiaries, including its counterparty rating on Countrywide, to 'AA/A-1+' from 'BB+/B'.  At the same time, S&P removed these ratings from CreditWatch, where they were placed on May 2, 2008, with developing implications.  S&P further stated that the outlook on all these companies is negative.  S&P stated that these ratings actions follow the completion of the acquisition of Countrywide by Bank of America.

On July 16, 2008, Fitch upgraded the Issuer Default Rating of Countrywide Bank and other Countrywide Bank’s affiliates recently acquired by Bank of America to 'A+.' These ratings have been also removed by Fitch from Rating Watch Evolving.  According to Fitch, the Rating Outlook is Stable.  Fitch further announced that it does not expect Countrywide and its non-bank subsidiary CHL to remain active issuers of debt; consequently their Issuer Default Ratings have been upgraded and withdrawn.  Fitch has also withdrawn Countrywide's Individual and Support ratings.

Pursuant to a Rule 424(b)(3) filing made with respect to the CHL Mortgage Pass-Through Trust 2007-9 securitization (the “CWMBS Securitization”) on or about July 18, 2008 (the “July 18th Filing”) by CWMBS Inc., a limited purpose finance subsidiary of Countrywide (“CWMBS”), CWMBS announced that certain state government officials have filed proceedings against Countrywide, CHL and Countrywide Home Loans Servicing LP (“Countrywide Servicing”), including lawsuits brought by the state attorneys general of California, Florida, and Illinois in their respective state courts.  The July 18th Filing provides that these lawsuits allege, among other things, that Countrywide, CHL and Countrywide Servicing violated state consumer protection laws by allegedly engaging in deceptive marketing practices designed to increase the volume of loans they originated and then sold into the secondary market.  These lawsuits seek, among other remedies, monetary penalties and (in the Illinois action) rescission or repurchase of mortgage loans made to Illinois consumers.  The Director of the Washington State Department of Financial Institutions also has commenced an administrative proceeding against Countrywide Home Loans alleging, among other things, that Countrywide Home Loans did not provide borrowers with certain required disclosures and that the loan products made available to Washington borrowers of protected races or ethnicities were less favorable than those it made available to other similarly situated borrowers.  The July 18th Filing provides that, while the outcome of these proceedings is unknown, the relief sought by the government officials described in this paragraph could, if granted, result in delays in the foreclosure process, reduced payments by borrowers, modification of the original terms of the mortgage loans in the CWMBS Securitization, permanent forgiveness of all or a portion of the amounts owing in respect of the related mortgage loans and/or increased reimbursable servicing expenses, which could result in delays and reductions in distributions to be made to certificateholders in the CWMBS Securitization. Although the July 18th Filing was made with respect to the CWMBS Securitization, the relief sought by the government officials described above may, if granted,

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have a similar impact on other mortgage loans originated, sold or serviced by Countrywide, CHL or Countrywide Servicing and securitization transactions involving such mortgage loans.

Recent Developments in Respect of IndyMac

On October 22, 2007, Moody's downgraded IndyMac F.S.B.’s servicer quality ratings as follows:

•	Primary servicer quality rating for prime residential mortgage loans to “SQ2-” from “SQ2”;

•	Primary servicer quality rating for subprime residential mortgage loans to “SQ3+” from “SQ2”; and

•	Special servicer quality rating to “SQ3+” from “SQ2-”.

Moody’s also placed the servicer quality ratings on review for further possible downgrade.  On October 22, 2007, Moody’s downgraded the long term deposit rating of IndyMac Bancorp, Inc., the parent company of IndyMac Bank, F.S.B., to “Baa3” from “Baa2” and its issuer rating to “Ba1” from “Baa3”.

On January 29, 2008 Fitch downgraded IndyMac F.S.B.’s servicer quality ratings as follows:

•	As a Servicer of alt/A, Prime and subprime mortgage loans to “RPS2 (Rating Watch Negative)” from “RPS2+”.

On May 20, 2008 Fitch downgraded IndyMac F.S.B.’s servicer quality ratings as follows:

•	As a Servicer of alt/A and subprime mortgage loans to “RPS3 (Rating Watch Negative)” from “RPS2”.

•	As a Servicer of prime mortgage loans to “RPS3+ (Rating Watch Negative)” from “RPS2”; and

•	As a Special servicer of mortgage loans to “RSS3 (Rating Watch Negative)” from “RSS2”.

On June 24, 2008, Moody’s downgraded Indymac Bank, F.S.B.’s servicer quality ratings as follows:

•	Primary servicer quality rating for prime residential mortgage loans to “SQ3+” from “SQ2-”;

•	Primary servicer quality rating for subprime residential mortgage loans to “SQ3” from “SQ3+”; and

•	Special servicer quality rating to “SQ3” from “SQ3+”.

Pursuant to a Form 8-K filed on July 15, 2008 (the “July 15th Announcement”), IndyMac Bancorp, Inc. (“IndyMac Bancorp”), the parent company of IndyMac Bank, F.S.B. (“IndyMac

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Bank”), announced that on Friday, July 11, 2008, IndyMac Bank was closed by the Office of Thrift Supervision (“OTS”) and the Federal Deposit Insurance Corporation (“FDIC”) was appointed as receiver of IndyMac Bank. On the same date, the OTS chartered a new institution, IndyMac Federal Bank, FSB (“IndyMac Federal Bank”), appointed the FDIC as conservator of IndyMac Federal Bank, and transferred substantially all of the assets and certain liabilities of IndyMac Bank to IndyMac Federal Bank.

In addition, according to the July 15th Announcement, on July 14, 2008, the New York Stock Exchange (the “NYSE”) notified the IndyMac Bancorp, Inc. that it had suspended the listing of IndyMac Bancorp,'s common stock (NYSE:IMB), effective immediately. The NYSE posted a press release on its website stating that the decision to suspend the listings was reached in view of the above events and the “abnormally low” trading price of the IndyMac Bancorp,'s common stock, which closed at $0.28 on July 11, 2008.

On July 14, 2008, Fitch downgraded IndyMac F.S.B.’s servicer quality ratings as follows:

•	As primary servicer of Alt-A and subprime mortgage loans to “RPS5” from “RPS3 (Rating Watch Negative)”;

•	As primary servicer of prime mortgage loans to “RPS5” from “RPS3+ (Rating Watch Negative)”; and

•	As special servicer of mortgage loans to “RSS5” from “RSS3 (Rating Watch Negative)”.

On July 21, 2008, Moody's downgraded IndyMac F.S.B.’s servicer quality ratings as follows:

•	Primary servicer quality rating for prime residential mortgage loans to “SQ3” from “SQ3+”;

•	Primary servicer quality rating for subprime residential mortgage loans to “SQ3-” from “SQ3”; and

•	Special servicer quality rating to “SQ3-” from “SQ3”.

Pursuant to a Form 8-K filed on August 1, 2008, IndyMac Bancorp announced that it intends to file on July 31, 2008 a voluntary petition seeking relief under chapter 7 of Title 11 of the United States Code in the United States Bankruptcy Court for the Central District of California (the “Bankruptcy Court”).  IndyMac Bancorp further stated that it expects that the Bankruptcy Court will appoint a bankruptcy trustee promptly.

Recent Developments in Respect of Washington Mutual, Inc.

Pursuant to a Form 8-K filed on December 10, 2007 (the “December 10th Announcement”), Washington Mutual, Inc. (“WaMu”) announced a major restructuring of its home loans business, including closing its subprime mortgage origination business and 190 of its 336 loan centers and sales offices, and laying off more than 3,000 employees.

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In the December 10th Announcement, WaMu also announced that, in connection with its restructuring, it would incur certain restructuring charges, and that it intended to raise additional capital by issuing convertible preferred stock.

Pursuant to a Form 8-K filed on April 9, 2008 (the “April 9th Announcement”) WaMu announced plans to further its retail-focused strategy by, among other things, closing all of its freestanding home loan offices, and exiting wholesale lending — its loan broker channel.  In the April 9th Announcement, WaMu  further announced that it expects the closures of its freestanding home loan offices and wholesale channel to be completed by the end of the second quarter of 2008.

In a Form 8-K filed on April 11, 2008, WaMu announced that it entered into an Investment Agreement, dated as of April 7, 2008 with investment vehicles managed by TPG Capital, and Purchase Agreements also dated as of April 7, 2008 with qualified institutional buyers and institutional accredited investors, pursuant to which WaMu raised in the aggregate approximately $7 billion through direct sales to such investors of equity securities of WaMu.

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